October 1, 2013

VIA EDGAR CORRESPONDENCE

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Comment Letter Dated September 30, 2013

Regarding Dole Food Company, Inc.

Amended Schedule 13E-3 filed by Dole Food Company, Inc., et al.

Filed September 20, 2013

File No. 005-33795

and

Revised Preliminary Proxy Statement on Schedule 14A

Filed September 20, 2013

File No. 001-04455

Dear Ms. Nguyen:

Dole Food Company, Inc. (“Dole,” the “Company,” “we” or “our”) is in receipt of the above captioned comment letter regarding the above referenced Amended Schedule 13E-3 (as amended, the “Schedule 13E-3”) and Revised Preliminary Proxy Statement on Schedule 14A (as revised, the “Proxy Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience this letter is formatted to reproduce your numbered comments in bold italicized text, followed by responses on behalf of the Company.

We have filed today with the Securities and Exchange Commission (the “Commission”) via EDGAR Amendment No. 3 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) that incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. All page references in the responses set forth below refer to pages of the Amended Schedule 13E-3 and the Amended Proxy Statement, as applicable. Defined terms used but not defined herein have the meanings specified in the Amended Proxy

Loan Lauren P. Nguyen

Securities and Exchange Commission

October 1, 2013

Statement. For your convenience, we have included with this letter marked copies of the Amended Schedule 13E-3 and Amended Proxy Statement.

Amended Schedule 13E-3

1.	We disagree with your response to our prior comment 3. File the Fee Letter. See Item 1016(b) of Regulation M-A.

In response to the Staff’s comment, we have re-filed Exhibit (b)(1) with the Amended Schedule 13E-3 so that it includes a redacted copy of the fee letter. Paul Hastings LLP, counsel to the Purchaser Parties, has provided to the Staff under separate cover a request for confidential treatment pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, and pursuant to the provisions of 17 C.F.R. §200.83, with respect to the redacted fee information in the fee letter.

2.	We note that you have withdrawn your request for confidential treatment with respect to Exhibit (c)(9). As discussed, please re-file the exhibit in its entirety.

In response to the Staff’s comment, we have refiled Exhibit(c)(9) in its entirety with the Amended Schedule 13E-3.

Revised Preliminary Proxy Statement on Schedule 14A

General

3.	We note your response to our prior comment 6, including your representation that “no report, as defined in Item 1015 of Regulation M-A,” was prepared by Castle & Cooke and CBRE for Dole concerning Dole’s land holdings. Please tell us whether Dole or any of Dole’s affiliates actually received a report from Castle & Cooke or CBRE and, if so, provide the disclosure required by Item 1015 of Regulation M-A. We are of the view that any such report or appraisal would be “materially related” to this Rule 13e-3 transaction within the meaning of Item 1015, even if it was not prepared specifically for the going-private transaction. Refer to Charles L. Ephraim (September 30, 1987) (regarding purchase price allocation review reports which were prepared in connection with previous acquisitions undertaken by the company) and In the Matter of Meyers Parking System, Inc., Exchange Act Release No. 34-26069 (September 12, 1988) (regarding property appraisals).

In response to the Staff’s comment, the Company acknowledges that a report or appraisal would be “materially related” to this Rule 13e-3 transaction within the meaning of Item 1015 of Regulation M-A, even if it was not specifically prepared for the going-private transaction. The Company re-affirms to the Staff, however, as expressed in its response to prior comment 6, that neither Dole nor any of its affiliates received a report, opinion or appraisal (as defined in Item 1015 of Regulation M-A) from Castle & Cooke or CBRE concerning Dole’s land holdings. Representatives of Dole merely discussed by telephone with Hawaiian personnel of Castle &

Loan Lauren P. Nguyen

Securities and Exchange Commission

October 1, 2013

Cooke and CBRE the Company’s desire to monetize its investment in certain land holdings in Hawaii, in the relative near term. During such conversations, Castle & Cooke and CBRE indicated to Dole their view that the Company’s Hawaiian real estate could potentially be sold in bulk in the $175.0 million to $200.0 million range.

4.	We note your response to our prior comment 8 and reissue. Item 1014(a) of Regulation M-A requires a statement as to whether each filing person reasonably believes that the Rule 13e-3 transaction is fair or unfair “to unaffiliated security holders.” Your statement of the fairness determination throughout the disclosure in terms of fairness to “Dole and the Disinterested Stockholders” refers to a broader cohort than that specified in Item 1014 insofar as it includes additionally (a) the issuer as a whole and (b) the company’s directors and executive officers, whom we view as affiliates of the issuer. Please revise throughout the proxy statement.

In response to the Staff’s comment, we have revised the disclosure throughout the Amended Proxy Statement as requested, including on pages 4, 25 and 30, to explicitly indicate that each filing person, as applicable, reasonably believes that the Rule 13e-3 transaction is fair to the Company’s unaffiliated stockholders.

Summary Term Sheet, page 1

5.	We note the revisions made in response to our prior comment 11. Please revise the Summary Term Sheet to include an entry for the fairness determination made by the company.

In response to the Staff’s comment, we have revised the Summary Term Sheet in the Amended Proxy Statement as requested to include a new subheading on page 4 entitled “Fairness Determination by the Board of Directors and the Special Committee” which describes the fairness determination made by the Company.

Fairness Determination by Purchaser Parties and Castle Filing Persons, page 5

6.	We note your response to our prior comment 9. Please revise to clarify, as disclosed on page 35, that for purposes of disclosure in this section (concerning the fairness determination of the Purchaser Parties and the Castle Filing Persons) the term “Purchaser Parties” includes the Murdock Trust.

In response to the Staff’s comment, we have revised the disclosure in the section entitled “Summary Term Sheet—Fairness Determination by Purchaser Parties and Castle Filing Persons” on page 4 of the Amended Proxy Statement as requested to clarify that, for purposes of such disclosure, “Purchaser Parties” includes the Murdock Trust.

Special Factors, page 11

Background of the Merger and Special Committee Proceedings, page 11

Loan Lauren P. Nguyen

Securities and Exchange Commission

October 1, 2013

7.	We note on June 27, 2013 it was determined that Lazard would contact the two stockholders who submitted letters expressing concerns with Mr. Murdock’s proposal. Please revise this section to briefly summarize the details and substance of such conversations.

In response to the Staff’s comment, we have revised the disclosure on pages 17 and 20 of the Amended Proxy Statement as requested to summarize the details and substance relating to Lazard’s conversations with the two stockholders who submitted letters expressing concerns with Mr. Murdock’s proposal.

8.	We note your response to our prior comment 18. Revise your disclosure to describe all alternatives to the going private transaction (in this respect, we note your use of the phrase “such as” on page 16 and the reasons for the rejection of all other alternatives considered. See Item 1013(b) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on page 18 of the Amended Proxy Statement as requested to describe all alternatives to the going private transaction and the reasons for the rejection of all other alternatives considered.

9.	We note your response to our prior comment 20 and the revised disclosure that Mr. Murdock’s position “was later communicated to Party C.” Disclose who communicated Mr. Murdock’s position and indicate when the position was communicated to Party C. We also reissue the portion of the comment that requested disclosure about the reasons for Mr. Murdock’s rejection of a transaction with Party C.

In response to the Staff’s comment, we have revised the disclosure on page 19 of the Amended Proxy Statement as requested to address Mr. Murdock’s reasons for rejecting a transaction with Party C. In addition, we have revised the disclosure on page 19 of the Amended Proxy Statement to indicate that Mr. Conrad communicated Mr. Murdock’s position to Party C and when that occurred.

10.	We note on July 25 and July 26, 2013 that Mr. Conrad and Lazard contacted five significant stockholders and that such stockholders indicated that they would be amenable to a transaction at an appropriate price. Please advise, with a view towards revised disclosure, whether these significant stockholders indicated a price or price range that would be appropriate.

In response to the Staff’s comment, we have updated the disclosure on page 20 of the Amended Proxy Statement as requested to disclose whether any of the five significant stockholders contacted by Mr. Conrad and Lazard on July 25 and July 26, 2013 indicated a price or price range that would be appropriate.

Loan Lauren P. Nguyen

Securities and Exchange Commission

October 1, 2013

11.	Your disclosure states that on August 27, 2013 Party B and Party E met separately to discuss the prospects with Dole. Please advise, with a view towards revised disclosure, whether Party B or Party E indicated a price or price range in these discussions.

In response to the Staff’s comment, we have updated the disclosure on page 24 of the Amended Proxy Statement as requested to indicate that neither Party B nor Party E indicated a price or price range during its August 27, 2013 discussions with Dole’s management.

Reasons for the Merger; Recommendation of the Special Committee, page 24

12.	We note the amendment to the merger agreement on September 19, 2013. Please revise to describe how the special committee considered the shareholder approval requirement as structured prior to the amendment to the merger agreement.

In response to the Staff’s comment, we have revised the disclosure on page 25 of the Amended Proxy Statement as requested to describe how the special committee considered the stockholder approval requirement as structured prior to the amendment to the merger agreement.

13.	Disclose the substance of your response to our prior comment 27.

In response to the Staff’s comment, we have revised the disclosure on page 31 of the Amended Proxy Statement as requested to include the substance of our response to prior comment 27.

14.	We note your response to our prior comment 29. Disclose whether the special committee considered the additional impediment to parties other than Mr. Murdock arising from the need to obtain the approval of the company’s lenders to acquire the company.

In response to the Staff’s comment, we have revised the disclosure on page 17 of the Amended Proxy Statement as requested to disclose additional detail regarding the special committee’s consideration of the lender approval requirement in the Company’s credit facility.

15.	Given that the lenders carved out from the change-of-control provision an acquisition by Mr. Murdock, and given that Mr. Murdock has acquired the company and taken it private more than once previously, please disclose whether at the time the change-of-control provision was instituted (or amended to carve out a transaction with Mr. Murdock) there was any consideration of the possibility that Mr. Murdock would take the company private again. Alternatively, disclose why a transaction with Mr. Murdock was carved out.

In response to the Staff’s comment, we have revised the disclosure on page 17 of the Amended Proxy Statement as requested to disclose why a transaction with Mr. Murdock was carved out from the change-of-control provision in the Company’s credit agreement.

Opinion of Financial Advisor to the Special Committee, page 29

Loan Lauren P. Nguyen

Securities and Exchange Commission

October 1, 2013

16.	We note your response to our prior comment 31 and reissue in part. We note your disclosure on page 17 that Lazard reviewed the Prior 3-Year Plan. Please revise the third paragraph of this section to clarify that Lazard reviewed the Prior 3-Year Plan.

In response to the Staff’s comment, we have revised the third paragraph of the section entitled “Special Factors—Opinion of Financial Advisor to the Special Committee” on page 32 of the Amended Proxy Statement as requested to clarify that, while Lazard reviewed the Prior 3-Year Plan in preparing its opinion, it did not rely on the Prior 3-Year Plan in rendering its opinion.

Discounted Cash Flow Analysis, page 32

17.	We reissue our prior comments 33 and 34 as to our request that you show how the data used in each analysis resulted in the multiples/values disclosed.

In response to the Staff’s comment, we have revised the disclosure on pages 33-34 of the Amended Proxy Statement as requested to disclose how the data used in each of Lazard’s financial analyses resulted in the multiples/values disclosed.

18.	We note your response to our prior comment 34. Refer to the following sentence on page 32: “The range of perpetuity growth rates used in the second method was based on Lazard’s professional judgment with respect to the prospects for Dole, and was supported by the following implied terminal exit multiples (which exceed the mean and median trading multiples of the Selected Companies described below).” Please disclose the rationale for Lazard’s professional judgment.

In response to the Staff’s comment, we have revised the disclosure on page 33-34 of the Amended Proxy Statement as requested to disclose the rationale for Lazard’s professional judgment.

19.	On a related note, it appears that the support Lazard obtained from the “implied terminal exit multiples” creates a circular argument. Please explain why Lazard used the results of the analyses as support for its own professional judgment applied to the analyses’ inputs.

In response to the Staff’s comment, we have revised the disclosure on page 34 of the Amended Proxy Statement as requested to disclose why Lazard used the results of the implied terminal exit multiples as support for its own professional judgment applied to the analyses’ inputs.

Public Company Benchmarks, page 33

20.	We note your response to our prior comment 35. Refer to the following sentence on page 33: “Based on its professional judgment, Lazard considered that EBITDA multiples were the appropriate metrics to use, and did not refer to P/E multiples in its analysis.” Please disclose the rationale for Lazard’s professional judgment.

Loan Lauren P. Nguyen

Securities and Exchange Commission

October 1, 2013

In response to the Staff’s comment, we have revised the disclosure on page 34 of the Amended Proxy Statement as requested to disclose the rationale for Lazard’s professional judgment.

Precedent Transaction Benchmarks, page 33

21.	We note your response to our prior comment 36. Refer to the following sentence on page 34: “Based on the foregoing calculations and its professional judgment, Lazard applied multiples of 8.0x to 9.0x to Dole’s last twelve months of EBITDA in order to calculate an implied equity value per share range, recognizing that the mean and median multiples referenced above are on the low end of such range.” Please disclose the rationale for Lazard’s professional judgment.

In response to the Staff’s comment, we have revised the disclosure on page 35 of the Amended Proxy Statement as requested to disclose the rationale for Lazard’s professional judgment.

Miscellaneous, page 34

22.	We note your response to our prior comment 37 and reissue. Refer to the second paragraph. We note that Lazard is entitled to “an additional fee based in part upon the amount by which the per share price achieved in a transaction exceeds $13.20, together with an optional component to be determined by the Special Committee in its discretion, equal to between $3 million and $5.5 million in the aggregate, payable upon consummation of a transaction.” We note that the above summary does not appear to accurately summarize Section 4(c) of the Lazard engagement letter dated June 24, 2013. In this regard, we note that the additional fee appears to consist of three components, namely a base fee component, an incentive fee component and a discretionary fee component. Please revise to clearly summarize the additional fee payable to Lazard in connection with this engagement to include how such fee is calculated. Refer to Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on page 36 of the Amended Proxy Statement as requested to more clearly summarize how the additional fee payable to Lazard in connection with its engagement as financial advisor to the Special Committee is to be calculated.

Consultation with Deutsche Bank, page 37

General, page 45

23.	We note your response to our prior comment 39. We further note that Deutsche Bank is providing a portion of the debt financing in connection with the proposed transaction. Notwithstanding your argument in response to our prior comment 3, Item 1015(b)(4) of Regulation M-A requires disclosure of “any compensation received or to be received” as a result of any disclosed relationship. Please revise this section to disclose the fees to be earned by Deutsche Bank or any Deutsche Bank affiliate in connection with the debt financing of this proposed transaction.

Loan Lauren P. Nguyen

Securities and Exchange Commission

October 1, 2013

In response to the Staff’s comment, we have revised the disclosure on page 48 of the Amended Proxy Statement as requested to disclose the fees to be earned by Deutsche Bank and any Deutsche Bank affiliate in connection with the debt financing proposed to be utilized by the Purchaser Parties in the going-private transaction.

Projected Financial Information, page 50

24.	We note your response to our prior comment 42 and reissue in part. We note in your response that Mr. Murdock and his financial advisor had access to the Prior 3-Year Plan. As certain filing persons or their financial advisors had access to the Prior 3-Year Plan projections, please revise to disclose such projections and include the key assumptions relied upon by management in the preparation of the Prior 3-Year Plan.

In response to the Staff’s comment, we have revised the disclosure on page 56 of the Amended Proxy Statement as requested to include the Prior 3-Year Plan and the key assumptions relied upon by Dole management in the preparation of such plan.

Management Projections, page 50

25.	We note your response to our prior comment 44 and reissue. Refer to the first full paragraph on page 52. Your revised disclosure does not provide the actual specific assumptions which are the most significant to understanding the basis for and limitations of the management projections. Please revise to fully describe the key assumptions relied upon by management in the preparation of the Management 5-Year Projections.

In response to the Staff’s comment, we have revised the disclosure on page 54 of the Amended Proxy Statement as requested to more fully describe the key assumptions relied upon by Dole management in the preparation of the Management 5-Year Projections.

[Remainder of page intentionally left blank]

The Company, and each of the other filing persons, acknowledges that:

•	each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Dole, feel free to call me at 818-879-6801.

Sincerely,

Dole Food Company, Inc.

By:/s/ C. Michael Carter

Name: C. Michael Carter

Title: President & COO

David H. Murdock

By: /s/ David H. Murdock

Name: David H. Murdock

DFC Holdings, LLC

By: /s/ David H. Murdock

Name: David H. Murdock

Title: Manager

DFC Merger Corp.

By: /s/ David H. Murdock

Name: David H. Murdock

Title: President

(Signatures continue on the next page)

Castle & Cooke Investments, Inc.

By: /s/ Scott Griswold

Name: Scott Griswold

Title: Executive Vice President

Castle & Cooke Holdings, Inc.

By: /s/ Scott Griswold

Name: Scott Griswold

Title: Executive Vice President

David H. Murdock Living Trust dated May 28, 1986, as amended

By: /s/ David H. Murdock

Name: David H. Murdock

Title: Trustee

cc:	Jonathan K. Layne (Gibson, Dunn & Crutcher LLP)

Alison Ressler (Sullivan & Cromwell LLP)

Peter Tennyson (Paul Hastings LLP)